

April 12, 2010

Mr. Stephen D. Steinour
Chairman, President and Chief Executive Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

Re: Huntington Bancshares Incorporated
File No. 001-34073
Form 10-K for the fiscal year ended December 31, 2009, filed February 18, 2010
<u>Schedule 14A, filed February 26, 2010</u>

Dear Mr. Steinour:

We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 1

1. We note that more than nine of the ten pages of this section are devoted to a largely generic discussion of regulatory matters and less than one page is devoted to other disclosure about your business.   Please provide to us and undertake to include in your future filings, the detailed disclosure required by Item 101 of Regulation S-K including, but not limited to, discussion of the following:

    - the general development of the business during the past five years as required by Item 101(a) including

        - the Franklin Loans Restructuring Transaction including the benefits and detriments to you, including how it affected your financial condition;

        - a description of the investment by the U.S. government of $1.4 billion in your preferred stock pursuant to the Troubled Asset Relief Program ("TARP"), the key reasons you applied to the Federal government for this assistance and the percentage of your stock owned by the federal government; and

    - a narrative description of your business as required by Item 101(c).
    We note your reference in the third paragraph to the MD&A and financial statements; please delete your reference to your Annual Report to shareholders.

2. Please provide to us and undertake to include in your future filings, revision of the first paragraph to clarify the principal products produced and services rendered by you, as required by Item 101(c)(1)(i), including but not limited to your principal loans are commercial real estate loans, residential real estate loans including home equity loans, commercial and industrial loans and automobile loans and leases.

3. Please provide to us and undertake to include in your future filings revision of this section to describe the business done and intended to be done by you, as required by Item 101 (c)(1) of Regulation S-K, including, but not limited to, the following:

    - address any changes in your business as a result of the recession and your financial condition including drops in loans and deposits, increases in defaults and foreclosures;

    - discuss your reliance on borrowings from the federal government, including the TARP program and guarantees from the federal government;

- discuss your relationship and transactions with Franklin Credit Management Corporation and your acquisition of collateral for loans you had made to Franklin consisting of subprime loans and real estate that Franklin had acquired on loans that had defaulted;

- discuss your acquisitions including Sky Financial and Warren Bank; and

- briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

4. Please provide to us and undertake to include in your future filings, a detailed discussion of recent and current economic conditions in your market area affecting your business including but not limited to the following:
   - trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area;
   - trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
   - trends over the past three years in the unemployment rate in your market area; and
   - trends over the past three years in median household income.

Competition, page 1

5. Please provide to us and undertake to include in your future filings, an estimate of the number of competitors, your competitive position and identify and explain positive and negative factors pertaining to your competitive position as required by Item 101(c)(1)(x) of Regulation S-K. Provide the basis for your claim that you compete on the basis of price given the fact that some of your competitors in your market are some of the largest financial institutions in the country that can offer better rates on deposits or better rates on loans than you can. Provide the basis for your claim that you compete on the basis of price given the fact that some of your competitors in your market are some of the largest financial institutions in the country that have thousands of branches around the country and offer many services to their customers that you do not.

<u>Emergency Economic Stabilization Act of 2008, page 3</u>

6. Please provide to us and undertake to include in your future filings, revision of
    your disclosure relating to the Troubled Asset Relief Program as follows:

    - provide a separate caption for this section entitled "Our Sale of Stock to
      the U.S. Treasury Pursuant to the Troubled Asset Relief Program;"
    - disclose the reasons for your applying to receive funds from the Treasury;
    - disclose how you have used or plan to use the TARP funds;
    - disclose the number of shares of preferred stock that you issued to the U.S.
      Treasury and the price per share and the number of shares of common
      subject to the warrant;
    - disclose your obligations to pay dividends on the preferred stock,
      including the aggregate amount of dividends per year and whether or not
      you are current in your payments;
    - disclose whether or not you have any plans to repurchase the preferred
      stock and/or warrants;
    - disclose how the sale has or in the future may dilute the interests of your
      existing common shareholders;
    - explain how the terms "limit certain uses of capital by the issuer including
      repurchases of company stock and increase in dividends;"
    - disclose requirements that you to expand your board of directors to
      accommodate Treasury Department appointments to it;
    - disclose requirements that you to register for resale, securities you have
      issued to the Treasury Department; and
    - disclose how you have had to restructure your executive compensation to
      comply with requirements.

<u>Federal Deposit Insurance Corporation, page 4</u>

7. Please provide to us and undertake to include in your future filings, a revised
    caption to state "Our Participation in Extraordinary Programs of the FDIC."
    Please provide to us and undertake to include in your future filings, disclosure of
    the aggregate amount of debt that you issued with government guarantees under
    the Temporary Liquidity Guarantee Program and the maturity dates.

<u>Risk Factors, page 11</u>

8. Please provide to us and undertake to include in your future filings, a revised
    introductory paragraph to this section consistent with sample comment 30 to Staff
    Legal Bulletin No.7 and Item 503(c) which requires that you must disclose all
    risks that you believe are material at the time you file the Form 10-K. Please
    delete your reference in the second paragraph of the introduction directing readers

to consider "other information included or incorporated by reference" and your reference to the risk factors disclosed "among others."

9. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply including, but not limited to, those relating to regulatory actions (page 18), "other significant operational risks" (page 18), and effective internal controls (page 19). We note that some of your risk factors address risks that appear vague or theoretical such as your risk, on page 15, that you may not be able to access the capital markets and the risk, on page 16, that legislative and regulatory actions may significantly affect you. Some of your risks do not appear to be material since you state they may merely "impact" you or "adversely affect you" in contrast to others which you state could "significantly adversely affect " you or "materially adversely affect" you; please delete risks that are not the most significant.

10. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:
    - Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
    - sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text." rather than "merely state a fact about your business…succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
    - sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."

    For instance, the caption to your first risk factor does not address the consequences of your loan losses being inadequate. For example, the caption to your fifth risk factor, which is on page 13, merely states the bad economy "may impact" you. Another example is the caption to your ninth first risk factor, which is on page 15, does not state the consequences of your inability to meet cash flow requirements.

11. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
    - Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"

- sample comment 34 to Staff Legal Bulletin No.7, which directs that you
  provide the information investors need to "assess the magnitude" of each
  risk and "explain why" each risk may result in a material adverse effect on
  you; and
- sample comment 38 to Staff Legal Bulletin No.7, which directs that you
  include "specific disclosure of how your [operations] [financial condition]
  [business] would be affected" by each risk.

Many risk factors merely state you may be adversely affected without stating
exactly how or the magnitude of the risk. Please quantify the risk to the extent
possible. Many of your risks factors have the same identical clause that your
"business, financial condition, liquidity, capital and results of operations could
be materially adversely affects." Please be more specific. For instance,
identify whether and the extent to which the risk would affect your profits
your ability to meet capital requirements, or your ability to operate. For
instance, in the third risk factor which is on page 12 regarding weak economic
conditions, address the trends in your non address the risks to you from the
specific conditions in your particular market.

12. Please provide to us and undertake to include in your future filings, a risk factor
relating to the fact that almost one fourth of your loan portfolio is in commercial
real estate loans. Include discussion of the geographic concentrations of these
loans and the economic conditions in those areas affecting commercial real estate.

13. Please provide to us and undertake to include in your future filings, a revised
seventh risk factor which is on page 14 to identify and discuss specific risks
associated with the "certain" investment securities to which you refer,

14. Please provide to us and undertake to include in your future filings, a revised
eighth risk factor which is on page 14 to include discussion of the extent to which
you loan portfolio consist of fixed or adjustable loans and how they would be
affected by increases in interest rates.

15. Please provide to us and undertake to include in your future filings, a revised
tenth risk factor which is on page 15 to identify the "dividend payment and other
restrictions" that the OCC has imposed on you. Disclose whether or not you
sought approval from the OCC to pay dividends. Please discuss limits on
dividends and repurchases imposed as a result of your acceptance of $1.4 billion
in funds from the US Treasury under TARP.

16. Please provide to us and undertake to include in your future filings, a revised
twelfth risk factor which is on page 17, as follows:
- revise the caption to identify each jurisdiction that has audited your tax
  returns and are challenging them and the aggregate amount of taxes being
  claimed;

- condense or delete your generic discussion of taxes in the first three paragraphs;
- disclose for each jurisdiction the amount of the tax they claim is due, the amount of interest and penalties they have asserted and the risks of penalties and interest;
- summarize the issues in dispute including whether they all involve the Franklin restructuring;
- disclose the status of any appeals within the IRS; and
- address the risk of civil litigation and/or criminal prosecution by the IRS and the other jurisdictions authorities.

17. Please provide to us and undertake to include in your future filings, a revised fourteenth risk factor which is on page 18, to summarize the claims in the litigation and the amounts claimed which your describe as "significant."

Market for Registrants Common Equity, page 20

18. Please provide to us and undertake to include in your future filings, a revised table that more accurately shows comparative performance by deleting dollar measures above $150 (since the maximum dollar value is $128).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Introduction, page 23

19. We note that your MD&A section is over one hundred pages long.   Please provide to us and undertake to include in your future filings, a revised introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

- provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:
  - your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program and your sale of a

> substantial amount of common stock at a time when your stock price was extremely low;
> - how you have been effected by the financial and credit crisis;
> - the economic recession in your market areas;
> - the extent of your loan portfolio attributable to residential real estate related loans (including home equity loans) and separately commercial real estate loans;
> - trends in residential and commercial real estate prices, residential and commercial real estate sales and new construction residential and commercial in your market areas; and
> - trends in unemployment in your market areas; and

- identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

Franklin Loans Restructuring Transaction, page 31

20. Please provide to us and undertake to include in your future filings, a revised analysis of the transaction, including but not limited to the following:
    - clarify that Franklin owed you $650 million and in satisfaction of that debt, you accepted loans and real estate with an estimated fair market value at the time of the transaction of $573 million;
    - disclose who determined the fair market value of the assets (whether you retained an independent third party with expertise);
    - provide more detail regarding the quality of the loans including why they would not be considered "subprime loans" and whether they all are fully secured
    - the extent to which the loans were deemed nonperforming by Franklin;
    - provide more detail regarding the "other real estate owned" properties acquired including their geographical location and your plans for them;
    - the reasons you purchased the subprime loans and real estate from Franklin given the poor quality of these loans and real estate and your financial condition;
    - the benefits and detriments to you of the transaction, including how it affected your financial condition;
    - the extent to which you have subsequently made allowances for these loans; and
    - the extent to which your tax treatment of this transaction has been challenged by the Internal Revenue Service and other tax authorities.

Selected Annual Income Statements, page 35

21. Please provide to us and undertake to include in your future filings, a revised table that provides he information for percent change in the appropriate column instead of "NM"" for not a meaningful value. We note that some of these changes, such as total noninterest expense and net income increases are meaningful.

Credit Quality, page 72

22. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR's):
    - TDRs quantified by loan type classified separately as accrual/non-accrual;
    - Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and
    - Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

23. We note that you do not consider accruing restructured loans (ARLs) in your determination of nonaccrual loans (NALs). Tell us and revise future filings to provide the following disclosures concerning these specific loans:
    - Clarify why you do not include such loans as nonperforming;
    - Discuss how you identify loans to be restructured;
    - Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discuss of your success with the different types of concessions; and
    - Discuss how restructured loans impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology.

24. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
    - Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
    - Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Notes to Consolidated Financial Statements
Note 1. Significant Accounting Policies, page 140

25. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

26. We note from your disclosure on page 140 that you recently adjusted the timing of the loan loss recognition regarding consumer loans and leases. Please tell us and revise your future filings to provide an expanded discussion of the change in the timing including:
    - Quantification of the effect of this change on your allowance and provision for loan losses;
    - The factors considered for making the change in timing; and
    - How the timing is different from your previous policy.

27. We note your disclosure on page 142 that your repurchase agreements are ***generally*** treated as collateralized financing transactions. Please tell us if you have accounted for any of these transactions as sales for accounting purposes in your financial statements and revise your disclosures in future filings to clarify. We may have further comments.

Proxy Statement

Election of Directors, page 2

28. Please provide to us and undertake to include in your future filings, revision of the business experience of each nominee as required by Item 401(e)(1) of Regulation S-K to include discussion of the "specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. . .in light of the registrant's business and structure."

Corporate Governance, page 4

Board Leadership Structure and Role in Risk Oversight

29. Please provide to us and undertake to include in your future filings, the disclosure required by Item 407(h) of Regulation S-K.

Compensation Committee, page 10

30. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(e)(3)(iii) of Regulation S-K to include the following:
   - the "nature and scope" of the actual assignment to the third party consultant during the last completed fiscal year; and
   - tell us whether Watson Wyatt or its affiliates provided additional services to you in excess of $120,000 during your last completed fiscal year.

Director Nomination Process, page 14

31. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c)(2)(vi) of Regulation S-K to include the following:
   - the process for identifying nominees for director;
   - the process for evaluating nominees for director; and
   - "how the nominating committee (or the board) considers diversity in identifying nominees for director" (not just the fact that "diversity is considered").

Narrative Disclosure of Compensation Policies and Practices as They Relate to Risk Management

32. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact or William J. Schroeder at (202) 551-3294 or David S. Irving, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney